Exhibit 99-1

Condensed Consolidated Interim Financial Statements

For the three months and nine months ended May 31, 2013

(Unaudited)

INDEX

Condensed Consolidated Interim Statements of Financial Position	1

Condensed Consolidated Interim Statements of Comprehensive Loss	2

Condensed Consolidated Interim Statements of Changes in Equity	3 - 4

Condensed Consolidated Interim Statements of Cash Flows	5

Notes to the Condensed Consolidated Interim Financial Statements	6 - 28

Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian Dollars)
(unaudited)

	May 31,	August 31,
	2013	2012

Assets

Current Assets
Cash and cash equivalents (note 5)	$15,113,012	$38,299,998
Receivables	488,060	639,836
Prepaid expenses	649,850	1,098,405
	16,250,922	40,038,239

Exploration and Evaluation Assets (note 6)	98,790,080	83,043,978
Property, Plant and Equipment (note 7)	1,001,339	999,106

	$116,042,341	$124,081,323

Liabilities

Current Liabilities
Accounts payable	$2,131,994	$5,463,683
Accrued liabilities	608,644	1,237,586
	2,740,638	6,701,269

Accrued Site Closure and Reclamation Costs (note 9)	164,600	103,600

	2,905,238	6,804,869

Shareholders’ Equity

Share Capital (note 8)	149,379,724	149,045,671
Reserve for Warrants (note 8)	3,655,732	3,655,732
Reserve for Share Based Payments (note 8)	14,308,990	12,361,851
Accumulated Deficit	(54,207,343)	(47,786,800)

	113,137,103	117,276,454

	$116,042,341	$124,081,323

Approved on behalf of the Board

“Donald S. Bubar”	,	Director

“Brian MacEachen”	,	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nature of Operations and Going Concern (note 1)

Avalon Rare Metals Inc. Unaudited Financial Statements For the three months and nine months ended May 31, 2013	Page 1

Condensed Consolidated Interim Statements of Comprehensive Loss
(expressed in Canadian Dollars)
(unaudited)

	Three Months Ended		Nine Months Ended
	May 31, 2013	May 31, 2012	May 31, 2013	May 31, 2012

Revenue

Interest	$61,125	$258,943	$330,193	$887,348

Expenses

Corporate and administrative expenses	1,773,147	1,580,462	5,057,950	4,674,363
General exploration expenses	9,744	3,279	49,254	22,007
Amortization (note 7)	52,449	65,949	154,290	173,855
Share based compensation (note 8d)	(241,571)	1,434,081	1,503,407	5,176,357

	1,593,769	3,083,771	6,764,901	10,046,582

Loss before the Undernoted Item	(1,532,644)	(2,824,828)	(6,434,708)	(9,159,234)

Foreign Exchange Gain (Loss)	861	11,380	14,165	57,082

Net Loss and Comprehensive Loss for the period	$(1,531,783)	$(2,813,448)	$(6,420,543)	(9,102,152)

Loss per Share, Basic and Diluted	$(0.01)	$(0.03)	$(0.06)	$(0.09)

Weighted Average Number of Common Shares Outstanding, Basic and Diluted	103,690,464	103,186,986	103,645,063	103,122,543

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Avalon Rare Metals Inc. Unaudited Financial Statements For the three months and nine months ended May 31, 2013	Page 2

Condensed Consolidated Interim Statements of Changes in Equity
(expressed in Canadian Dollars, except number of shares)
(unaudited)

	Share Capital		Reserves
					Brokers’
	Number of			Share Based	Compensation	Accumulated
	Shares	Amount	Warrants	Payments	Warrants	Deficit	Total

Balance at September 1, 2011	102,617,912	$146,244,597	$3,670,248	$6,646,427	$96,688	$(36,634,606)	$120,023,354
Issued for other consideration (note 8b)	10,000	14,800	10,057	-	-	-	24,857
Exercise of warrants	64,991	198,508	-	-	-	-	198,508
Reserve transferred on exercise of warrants	-	24,573	(24,573)	-	-	-	-
Exercise of options	855,000	1,312,500	-	-	-	-	1,312,500
Reserve transferred on exercise of options	-	968,585	-	(968,585)	-	-	-
Exercise of brokers’ compensation warrants	74,083	185,420	-	-	-	-	185,420
Reserve transferred on exercise of brokers’ compensation warrants	-	96,688	-	-	(96,688)	-	-
Share based compensation	-	-	-	6,684,009	-	-	6,684,009
Net loss for the year	-	-	-	-	-	(11,152,194)	(11,152,194)

Balance at August 31, 2012	103,621,986	149,045,671	3,655,732	12,361,851	-	(47,786,800)	117,276,454
Exercise of options	175,000	210,000	-	-	-	-	210,000
Reserve transferred on exercise of options	-	124,053	-	(124,053)	-	-	-
Share based compensation	-	-	-	2,071,192	-	-	2,071,192
Net loss for the nine month period	-	-	-	-	-	(6,420,543)	(6,420,543)

Balance at May 31, 2013	103,796,986	$149,379,724	$3,655,732	$14,308,990	$-	$(54,207,343)	$113,137,103

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Avalon Rare Metals Inc. Unaudited Financial Statements For the three months and nine months ended May 31, 2013	Page 3

Condensed Consolidated Interim Statements of Changes in Equity
(expressed in Canadian Dollars, except number of shares)
(unaudited)

	Share Capital		Reserves
					Brokers’
	Number of			Share Based	Compensation	Accumulated
	Shares	Amount	Warrants	Payments	Warrants	Deficit	Total

Balance at September 1, 2011	102,617,912	$146,244,597	$3,670,248	$6,646,427	$96,688	$(36,634,606)	$120,023,354
Exercise of warrants	64,991	198,508	-	-	-	-	198,508
Reserve transferred on exercise of warrants	-	24,573	(24,573)	-	-	-	-
Exercise of options	430,000	628,250	-	-	-	-	628,250
Reserve transferred on exercise of options	-	461,478	-	(461,478)	-	-	-
Exercise of brokers’ compensation warrants	74,083	185,420	-	-	-	-	185,420
Reserve transferred on exercise of brokers’ compensation warrants	-	96,688	-	-	(96,688)	-	-
Share based compensation	-	-	-	5,176,357	-	-	5,176,357
Net loss for the nine month period	-	-	-	-	-	(9,102,152)	(9,102,152)

Balance at May 31, 2012	103,186,986	$147,839,514	$3,645,675	$11,361,306	$-	$(45,736,758)	$117,109,737

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Avalon Rare Metals Inc. Unaudited Financial Statements For the three months and nine months ended May 31, 2013	Page 4

Condensed Consolidated Interim Statements of Cash Flows
(expressed in Canadian Dollars)
(unaudited)

	Three Months Ended		Nine Months Ended
	May 31, 2013	May 31, 2012	May 31, 2013	May 31, 2012

Operating Activities

Cash paid to suppliers and employees	$(1,502,265)	$(1,480,643)	$(4,749,899)	$(4,543,920)
Interest received	60,118	258,943	327,205	887,348

	(1,442,147)	(1,221,700)	(4,422,694)	(3,656,572)

Financing Activities

Share capital – exercise of warrants	-	-	-	198,508
Share capital – exercise of options	210,000	-	210,000	628,250
Share capital – exercise of brokers’ compensation warrants	-	-	-	185,420
Share issuance costs paid (note 8b)	-	-	-	(314,438)

	210,000	-	210,000	697,740

Investing Activities

Exploration and evaluation asset expenditures	(3,560,217)	(8,555,607)	(18,726,932)	(21,713,552)
Purchase of property, plant and equipment	(62,763)	(57,939)	(248,496)	(235,393)

	(3,622,980)	(8,613,546)	(18,975,428)	(21,948,945)

Change in Cash and Cash Equivalents	(4,855,127)	(9,835,246)	(23,188,122)	(24,907,777)

Foreign Exchange Effect on Cash	(11,270)	12,338	1,136	16,042

Cash and Cash Equivalents – beginning of period	19,979,409	55,789,851	38,299,998	70,858,678

Cash and Cash Equivalents – end of period	$15,113,012	$45,966,943	$15,113,012	$45,966,943

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Avalon Rare Metals Inc. Unaudited Financial Statements For the three months and nine months ended May 31, 2013	Page 5

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months and Nine Months ended May 31, 2013
(unaudited)

1.	Nature of Operations and Going Concern

Avalon Rare Metals Inc. (the “Company”) is a publicly listed company incorporated in Canada and continued under the Canada Business Corporations Act. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AVL), on the NYSE MKT (NYSE MKT: AVL), and the Frankfurt Stock Exchange in Germany.

The registered address, principal address and records office of the Company is located at 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada, M5H 3P5.

The Company is in the process of exploring and developing its mineral resource properties. To date, the Company has not earned significant revenues and is considered to be in the development stage.

The realization of amounts shown for its exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to develop these assets, and future profitable production or proceeds of disposition from these assets.

The Company is principally engaged in the mining exploration and development of rare metal and mineral properties located principally in Canada.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes continuity of operations and realization of assets and settlement of liabilities in the normal course of business for the foreseeable future. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. For the nine months ended May 31, 2013, the Company reported a loss of $6,420,543 and an accumulated deficit of $54,207,343 at that date.

The Company’s predominant source of funding has been the issuance of equity securities for cash. The Company’s cash and cash equivalents balance at May 31, 2013 is $15,113,012 and it has no sources of operating cash flows. Over the next 12 months, subject to available funding, the Company expects to: 1) investigate optimization opportunities identified in the feasibility study for its Nechalacho Rare Earth Elements Project (“Nechalacho REE Project”), complete testwork/technical studies necessary to confirm potential benefits and update the development model; 2) secure equity and/or debt financing; 3) order long-lead-time equipment and commence pre-construction development work for the Nechalacho REE Project; 4) continue exploration and development of other properties, and 5) incur general corporate and operating expenses. On an ongoing basis, the Company examines various financing alternatives to address future funding requirements. Although the Company has been successful in these activities in the past, the Company has no assurance on the success or sufficiency of these initiatives in the foreseeable future.

These unaudited condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption be inappropriate, and those adjustments could be material.

These unaudited condensed consolidated interim financial statements have been reviewed and approved by the Company’s Audit Committee and the Board of Directors on August 22, 2013.

2.	Basis of Presentation

These unaudited condensed consolidated interim financial statements, including comparatives, have been prepared using accounting policies in compliance with IFRS and in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated annual financial statements for the year ended August 31, 2012.

Avalon Rare Metals Inc.	Page 6

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months and Nine Months ended May 31, 2013
(unaudited)

3.	Summary of Significant Accounting Policies

These statements have been prepared using the historical cost basis, except for certain financial instruments which are measured in accordance with the policies disclosed in Note 3.

The principal accounting policies followed by the Company are consistent with its consolidated annual financial statements and are summarized as follows:

a)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and the entities controlled by the Company (its subsidiaries, including special purpose entities). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, 8110131 Canada Inc., Nolava Minerals Inc. (“Nolava”), Avalon Rare Metals Ltd. (“ARML”), Avalon Rare Metals Processing Inc. (“ARMP”) and Avalon Rare Metals Processing LLC (“ARMLLC”). Nolava, ARML, ARMP and ARMLLC are incorporated in the United States of America (“USA”)). ARML, ARMP and ARMLLC have not carried on any significant operations since their inceptions. 8110131 Canada Inc. acquired certain NSR royalty interests in the Company’s properties which were held by third parties during the year ended August 31, 2012. Nolava holds certain mining claims in Utah, USA and has been conducting exploration work on these mining claims since fiscal year 2011. All intercompany transactions and balances have been eliminated on consolidation of the accounts.

b)	Foreign Currency Transactions

Functional and Presentation Currency

Items included in the financial statements of the Company and each of its subsidiaries (the “Group”) are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional and presentation currency of the Company and its subsidiaries are the Canadian dollar (“$”). The consolidated financial statements of the Group are presented in Canadian dollars.

Transactions and Balances

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the foreign exchange rates prevailing at the end of each reporting period. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the historical rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in income or loss.

Avalon Rare Metals Inc.	Page 7

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months and Nine Months ended May 31, 2013
(unaudited)

3.	Summary of Significant Accounting Policies (continued)

Group Companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated using the foreign exchange rates prevailing at the end of each reporting period;
•	income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period); and
•	all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in profit or loss as part of the gain or loss on sale.

c)	Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Any excess of the purchase price over fair value is recorded as goodwill. Acquisition-related costs are recognized in profit or loss as incurred.

d)	Share Based Payment Arrangements

Equity-settled share based payments to employees (including directors and senior executives) and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value of the share-based payment is measured by reference to the fair value of the equity instrument granted, which in turn is determined using the Black-Scholes option-pricing model on the date of the grant, with management’s assumptions for the risk-free rate, dividend yield, volatility factors of the expected market price of the Company’s common shares, expected forfeitures and the life of the options.

The fair value of the equity-settled share based payments is recognized over the period in which the performance and/or service conditions are fulfilled, ending on the date in which the grantee becomes fully entitled to the award, based on the Company's estimate of equity instruments that will eventually vest, and is either expensed or capitalized to exploration and evaluation assets, with a corresponding increase in equity. Vesting assumptions are reviewed at each reporting date to ensure they reflect current expectations.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.

e)	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Avalon Rare Metals Inc.	Page 8

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months and Nine Months ended May 31, 2013
(unaudited)

3.	Summary of Significant Accounting Policies (continued)

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is recognized as a finance lease obligation within long-term debt.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company's general policy on borrowing costs.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

f)	Income Taxes

Current Income Taxes

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the Condensed Consolidated Interim Statement of Comprehensive Loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred Income Taxes

Deferred tax assets and liabilities represent income taxes expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the Company’s financial statements and the corresponding tax basis used in the computation of taxable profit. Deferred tax assets also represent income taxes expected to be recoverable on unclaimed losses carried forward.

Deferred taxes are calculated using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, with some exceptions described below. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be used. Neither deferred tax liabilities, nor deferred tax assets, are recognized as a result of temporary differences that arise from the initial recognition of goodwill or a transaction, other than a business combination, that affects neither accounting profit nor taxable profit. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Deferred tax asset and liabilities are measured using the enacted or substantively enacted tax rates as of the date of the statement of financial position that are expected to be in effect when the differences reverse or when unclaimed losses are utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for asset recognition, a deferred tax asset is recognized.

Deferred tax is recognized in the Statement of Comprehensive Income, unless it relates to items recognized directly in equity, in which case the deferred tax related to those items is also recognized directly in equity.

Avalon Rare Metals Inc.	Page 9

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months and Nine Months ended May 31, 2013
(unaudited)

3.	Summary of Significant Accounting Policies (continued)

g)	Flow-through Shares

The Company will, from time to time, issue flow-through shares to finance a portion of its exploration programs. Pursuant to the terms of the flow-through share agreements, the Company agrees to incur qualifying expenditures and renounce the tax deductions associated with these qualifying expenditures to the subscribers at an agreed upon date.

The excess of cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing is recorded as a liability which is extinguished when the tax effect of the temporary differences, resulting from the renunciation, is recorded. The difference between the liability and the value of the tax assets renounced is recorded as a deferred tax expense.

A deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures that are capitalized to exploration and evaluation assets and their tax basis. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by the recognition of a corresponding deferred tax asset.

h)	Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive. The “treasury stock method” is used for the assumed proceeds upon the exercise of the options and warrants that are used to purchase common shares at the average market price during the year. During the nine months ended May 31, 2013 and May 31, 2012, all the outstanding stock options, warrants and brokers’ compensation warrants were anti-dilutive.

i)	Other Comprehensive Income (Loss)

Other Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances that are not related to the Company’s shares and that are not included in net profit or loss. Such items include unrealized gains or losses on available-for-sale investments, gains or losses on certain derivative instruments and foreign currency gains or losses related to translation of the financial statements of foreign operations. The Company’s comprehensive income (loss), components of other comprehensive income, and cumulative translation adjustments are presented in the consolidated statements of comprehensive income (loss) and the consolidated statements of changes in equity.

j)	Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and highly liquid short-term money market investments such as bankers acceptance notes, treasury bills and guaranteed investment certificates (“GICs”).

k)	Exploration and Evaluation Assets

These assets relate to mineral rights acquired and exploration and evaluation expenditures incurred in respect to resource projects that are in the exploration and pre-development stage.

Avalon Rare Metals Inc.	Page 10

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months and Nine Months ended May 31, 2013
(unaudited)

3.	Summary of Significant Accounting Policies (continued)

Exploration and evaluation expenditures include costs which are directly attributable to acquisition, surveying, geological, geochemical, geophysical, exploratory drilling, land maintenance, sampling, and assessing technical feasibility and commercial viability. These expenditures are capitalized until the technical feasibility and commercial viability of the extraction of mineral reserves in a project is demonstrated. During the exploration period, exploration and evaluation assets are not amortized.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment, to ensure that commercial quantities of reserves exist or that exploration activities related to the property are continuing or planned for the future. If an exploration property does not prove viable, all unrecoverable costs associated with the project are expensed.

Once a project is determined to be technically feasible and commercially viable and a decision has been made to proceed with development, the relevant exploration and evaluation asset is tested for impairment and the balance is reclassified as a mine development asset in property, plant and equipment. All subsequent expenditures to ready the property for production are capitalized within mine development assets, other than those costs related to the construction of property, plant and equipment. Once production has commenced, all costs included in mine development assets are reclassified to mining properties.

Exploration and evaluation expenditures incurred prior to the Company obtaining mineral rights related to the property being explored are recorded as expense in the period in which they are incurred.

l)	Property, plant and equipment

Property, plant and equipment (“PPE”) are stated at cost less accumulated amortization and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Amortization is provided over the estimated useful lives of the Company’s assets on the following basis and rates per annum:

Airstrip	-	8% on a declining balance basis
Computer equipment	-	30% on a declining balance basis
Computer software	-	33 1/3% on a declining balance basis
Exploration equipment	-	30% on a declining balance basis
Office furniture and equipment	-	25% on a declining balance basis
Leasehold improvements	-	straight line basis over the term of the lease

An item of PPE is derecognized upon disposal, when held for sale or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in income or loss for the period.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for PPE and any changes arising from the assessment are applied by the Company prospectively.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Avalon Rare Metals Inc.	Page 11

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months and Nine Months ended May 31, 2013
(unaudited)

3.	Summary of Significant Accounting Policies (continued)

m)	Impairment of Long Lived Assets

At the end of each reporting period, the Company reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

The recoverable amount of an asset is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

n)	Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities recorded at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities recorded at fair value through profit or loss are recognized immediately in the statement of operations and comprehensive income.

Financial Assets

The Company recognizes all financial assets initially at fair value and classifies them into one of the following specified categories: fair value through profit or loss (“FVTPL”), held-to-maturity (“HTM”), available-for-sale (“AFS”) and loans and receivables. HTM instruments and loans and receivables are measured at amortized cost. AFS instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss for the period.

The fair value of financial instruments traded in active markets (such as FVTPL and AFS securities) is based on quoted market prices at the date of the Statement of Financial Position. The quoted market price used for financial assets held by the Company is the current bid price.

Avalon Rare Metals Inc.	Page 12

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months and Nine Months ended May 31, 2013
(unaudited)

3.	Summary of Significant Accounting Policies (continued)

Impairment of Financial Assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

Financial Liabilities and Equity Instruments

Financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss for the period. Other financial liabilities including borrowings are initially measured at fair value net of transaction costs, and subsequently measured at amortized cost using the effective interest rate method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issuance costs.

Repurchase of the Company's own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in the Statement of Comprehensive Income (Loss) on the purchase, sale, issue or cancellation of the Company's own equity instruments.

Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the Statement of Financial Position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The Company’s financial assets and liabilities are classified and subsequently measured as follows:

Asset/Liability	Classification	Subsequent Measurement

Cash and cash equivalents	FVTPL	Fair value to profit or loss
Receivables	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost

o)	Accrued Site Closure and Reclamation Costs

The Company’s mining exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations or constructive obligations.

Avalon Rare Metals Inc.	Page 13

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months and Nine Months ended May 31, 2013
(unaudited)

3.	Summary of Significant Accounting Policies (continued)

Accrued site closure costs are recorded at the time an environmental disturbance occurs, and are measured at the Company’s best estimate of the expected value of future cash flows required to reclaim the disturbance upon site closure, discounted to their net present value. The net present value is determined using a pre-tax discount rate that is specific to the liability. The estimated net present value is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the provision arise due to changes in legal or regulatory requirements, the extent of environmental remediation required and cost estimates. The net present value of the estimated costs of these changes is recorded in the period in which the change is identified and quantifiable.

Upon initial recognition of site closure costs, there is a corresponding increase to the carrying amounts of related assets and the cost is amortized as an expense on a unit-of-production basis over the life of the related assets. The value of the provision is progressively increased over the life of the operation as the effect of discounting unwinds, such increase is recognized as interest expense.

p)	Other Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

q)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount.

r)	Critical Accounting Judgements and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

The Company has identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Avalon Rare Metals Inc.	Page 14

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months and Nine Months ended May 31, 2013
(unaudited)

3.	Summary of Significant Accounting Policies (continued)

Recoverability of Exploration and Evaluation Assets, Mineral Properties and Property Plant and Equipment

The Company assesses all exploration and evaluation assets, mine development assets and PPE at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

Property, Plant and Equipment - Estimated Useful Lives

Management estimates the useful lives of PPE based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for amortization of PPE for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s PPE in the future.

Determination of Reserve and Resource Estimates

Mineral reserves and resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s exploration properties. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, production costs, production techniques, future capital requirements and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of exploration and evaluation assets, mine development assets, PPE, accrued site closure and reclamation liabilities and amortization expense.

Fair Value of Share Based Payments

The Company follows accounting guidelines in determining the fair value of share based payments. The calculated amount is not based on historical cost, but is derived based on subjective assumptions input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; dividend yield; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable.

Accrued Site Closure and Reclamation Costs

The Company’s accounting policy for the recognition of accrued site closure and reclamation costs requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

The provision for accrued site closure and reclamation costs recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs are recognized in the Statement of Financial Position by adjusting both the closure and rehabilitation asset and provision.

Avalon Rare Metals Inc.	Page 15

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months and Nine Months ended May 31, 2013
(unaudited)

4.	Recent Accounting Pronouncements

At the date of authorization of these Financial Statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods.

IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) enhances the disclosure required when offsetting financial assets and liabilities.

IFRS 7 is effective for annual periods beginning on or after January 1, 2013.

IFRS 9 Financial Instruments (“IFRS 9”) introduces the new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation - Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

IFRS 13 Fair Value Measurement (“IFRS 13”) sets out one single framework under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but provides guidance on how to measure fair value under IFRS when fair value is required or permitted by IFRS. IFRS 13 also expands the required disclosures related to fair value measurements to help user understand the valuation techniques and inputs used to develop fair value measurements and the effect of fair value measurements on profit or loss.

IAS 27 continues to include the requirements relating to separate financial statements which are unchanged and included in the amended IAS 27. The other portions of IAS 27 are replaced by IFRS 10. IAS 28 Investments in Associates and Joint Ventures is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

Avalon Rare Metals Inc.	Page 16

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months and Nine Months ended May 31, 2013
(unaudited)

4.	Recent Accounting Pronouncements (continued)

IFRS 10, 11, 12, 13 and IAS 27 and 28 have an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted so long as each of the other standards noted above are also early applied. However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying the provisions of IFRS 12 (and thereby each of the other four standards). The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

IAS 32 Financial Instruments: Presentation has been amended to provide application guidance on the offsetting of financial assets and financial liabilities. The guidance is effective for annual periods beginning on or after January 1, 2014, with earlier application permitted.

IFRIC Interpretation 20: Stripping Costs (“IFRIC 20”) summarizes the method of accounting for waste removal costs incurred as a result of surface mining activity during the production phase of a mine. IFRIC 20 requires the costs be allocated to inventory and the relevant mining asset where the stripping costs produce a combination of ore and waste.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently assessing the impact of this new standard on the Company’s consolidated financial statements.

5.	Cash and Cash Equivalents

Cash and cash equivalents are comprised of the following:

	May 31, 2013	August 31, 2012

Cash in bank	$1,039,007	$318,678
Guaranteed investment certificates	14,074,005	37,981,320

	$15,113,012	$38,299,998

Avalon Rare Metals Inc.	Page 17

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months and Nine Months ended May 31, 2013
(unaudited)

6.	Exploration and Evaluation Assets

	February 28,		Dispositions/	May 31,
	2013	Expenditures	Write-down	2013
For the three months ended May 31, 2013
Nechalacho REE Project (a)	$86,157,853	$3,699,868	$-	$89,857,721
Separation Rapids Lithium-Tantalum Project (b)	4,271,729	131,555	-	4,403,284
Warren Township Anorthosite Project (c)	1,400,506	-	-	1,400,506
East Kemptville Tin-Indium Project (d)	1,405,686	5,701	-	1,411,387
Spor Mountain Rare Metals Project (e)	1,559,713	10,077	-	1,569,790
Miramichi Tin Project (f)	141,733	5,659	-	147,392

	$94,937,220	$3,852,860	$-	$98,790,080

	August 31,		Dispositions/	May 31,
	2012	Expenditures	Write-down	2013
For the nine month ended May 31, 2013
Nechalacho REE Project (a)	$74,356,108	$15,501,613	$-	$89,857,721
Separation Rapids Lithium-Tantalum Project (b)	4,267,467	135,817	-	4,403,284
Warren Township Anorthosite Project (c)	1,393,057	7,449	-	1,400,506
East Kemptville Tin-Indium Project (d)	1,392,007	19,380	-	1,411,387
Spor Mountain Rare Metals Project (e)	1,497,388	72,402	-	1,569,790
Miramichi Tin Project (f)	137,951	9,441	-	147,392

	$83,043,978	$15,746,102	$-	$98,790,080

	September 1,		Dispositions/	August 31,
	2011	Expenditures	Write-down	2012
For the year ended August 31, 2012
Nechalacho REE Project (a)	$43,149,886	$31,206,222	$-	$74,356,108
Separation Rapids Lithium-Tantalum Project (b)	3,950,901	316,566	-	4,267,467
Warren Township Anorthosite Project (c)	1,232,048	161,009	-	1,393,057
East Kemptville Tin-Indium Project (d)	1,372,264	19,743	-	1,392,007
Spor Mountain Rare Metals Project (e)	692,337	805,051	-	1,497,388
Miramichi Tin Project (f)	-	137,951	-	137,951

	$50,397,436	$32,646,542	$-	$83,043,978

a)	Nechalacho REE Project, Northwest Territories

During the year ended August 31, 2005, the Company acquired a 100% interest in five mining leases covering the Nechalacho rare earth elements deposit (“Nechalacho Deposit”) located at Thor Lake in the Mackenzie Mining District of the Northwest Territories. In addition, three mineral claims were staked in 2009 to cover favourable geology to the west of the mining leases. The property was subject to two underlying net smelter returns (“NSR”) royalty agreements, one for a 3.0% royalty and one for a 2.5% royalty.

Avalon Rare Metals Inc.	Page 18

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months and Nine Months ended May 31, 2013
(unaudited)

6.	Exploration and Evaluation Assets (continued)

During the year ended August 31, 2012, the Company bought out the 3.0% NSR royalty for a cash payment of $2.0 million. The remaining 2.5% NSR royalty can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date, which currently approximates $1.3 million.

During the year ended August 31, 2012, the Company entered into an accommodation agreement (“Accommodation Agreement”) with the Deninu K’ue First Nation (“DKFN”). The DKFN is one of three Akaitcho bands who have used, occupied and have constitutionally protected aboriginal rights with respect to the lands on which the Nechalacho Deposit in the Northwest Territories is located.

The Accommodation Agreement provides for business and employment opportunities for the DKFN related to the Company’s Nechalacho Deposit and associated facilities in the Northwest Territories and contains measures to mitigate environmental and cultural impacts that may result from the project development. The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the Project.

The definitive financial structure for the Project has not been finally determined, but it is expected that it will take the form of a limited partnership (the “LP”), in which the DKFN will participate as one of its business opportunities. Upon receipt by the Company of certain regulatory permits and approvals, the DKFN will acquire 3,333 limited partnership units (the “Partnership Units”), out of a projected total of 100,000 limited partnership units to be held by the Company and its Aboriginal partners. The DKFN may, at its option, borrow from the Company all or a portion of the capital required to acquire the 3,333 Partnership Units or for any subsequent cash contributions to the LP.

In conjunction with the Accommodation Agreement, the Company has issued an aggregate of 10,000 common shares of the Company and agreed to grant an aggregate of 50,000 non-transferrable common share purchase warrants of the Company to the DKFN. The common shares are subject to certain statutory restrictions on resale, as well as contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Project. As at August 31, 2012, the Company has issued 10,000 warrants with an exercise price of $1.48 per share to the DKFN with an expiry date of August 9, 2017. The remaining 40,000 warrants will be issued in four installments of 10,000 warrants per year over the next four years on the anniversary of the effective date (July 31, 2012) of the Accommodation Agreement. These warrants will have a term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

b)	Separation Rapids Lithium-Tantalum Project, Ontario

The Company owns a 100% interest in certain claims and a mining lease in the Paterson Lake area of Ontario. The claims were subject to a 2.0% NSR, which was bought back by the Company for $220,000 during the year ended August 31, 2012.

c)	Warren Township Anorthosite Project, Ontario

The Company owns a 100% interest in certain claims located near Foleyet, Ontario, which were staked by the Company during the year ended August 31, 2003.

Avalon Rare Metals Inc.	Page 19

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months and Nine Months ended May 31, 2013
(unaudited)

6.	Exploration and Evaluation Assets (continued)

d)	East Kemptville Tin-Indium Project, Nova Scotia

During the year ended August 31, 2007, the Company was granted a special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within four claims in the East Kemptville area of Yarmouth, Nova Scotia. In order to keep the licence in good standing, the Company was required to incur $2,250,000 in exploration expenditures by August 1, 2011, of which $770,338 had been incurred by August 31, 2011. During the quarter ended August 31, 2011, the Company requested a new two year special licence from the Minister of Natural Resources of Nova Scotia to extend its expenditure obligations under the original special licence to August 1, 2014.

On December 11, 2012, the Province of Nova Scotia granted the Company a new special licence and the Company is required to incur additional exploration expenditures of $1,500,000 by September 30, 2014.

The Company also has a number of regular exploration licences covering certain claims in the same proximity to the claims covered under the special exploration licence.

e)	Spor Mountain Rare Metals Project, Utah

The Company owns a 100% interest in certain claims located in Juab County, Utah, USA, which were staked by the Company during the year ended August 31, 2011.

f)	Miramichi Tin Project, New Brunswick

The Company owns a 100% interest in certain claims located in York County, New Brunswick, which were staked by the Company during the year ended August 31, 2012.

g)	Other Resource Properties

The Company has a 100% interest in several claims in the Lilypad Lakes Tantalum Property, a 2.0% NSR interest in certain claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 0.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

Avalon Rare Metals Inc.	Page 20

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months and Nine Months ended May 31, 2013
(unaudited)

7.	Property, Plant and Equipment

					Office
		Computer	Computer	Exploration	Furniture &	Leasehold
	Airstrip	Equipment	Software	Equipment	Equipment	Improvements	Total
Cost
As at September 1, 2011	$523,242	$49,794	$69,694	$629,724	$53,342	$29,928	$1,355,724

Additions	16,822	19,318	105,059	48,606	24,675	28,843	243,323
Disposals	-	(5,368)	-	(6,747)	-	-	(12,115)

As at August 31, 2012	540,064	63,744	174,753	671,583	78,017	58,771	1,586,932

Additions	106,796	2,108	-	-	7,594	40,025	156,523
Disposals	-	(2,635)	-	-	-	-	(2,635)

As at May 31, 2013	$646,860	$63,217	$174,753	$671,583	$85,611	$98,796	$1,740,820

Accumulated Amortization
As at September 1, 2011	$61,115	$21,492	$18,176	$220,407	$20,475	$26,426	$368,091

Amortization expense	36,970	12,040	34,679	129,732	11,301	7,128	231,850
Disposals	-	(5,368)	-	(6,747)	-	-	(12,115)

As at August 31, 2012	98,085	28,164	52,855	343,392	31,776	33,554	587,826

Amortization expense	25,510	8,534	30,471	70,362	9,382	10,031	154,290
Disposals	-	(2,635)	-	-	-	-	(2,635)

As at May 31, 2013	$123,595	$34,063	$83,326	$413,754	$41,158	$43,585	$739,481

Net Book Value
As at September 1, 2011	$462,127	$28,302	$51,518	$409,317	$32,867	$3,502	$987,633
As at August 31, 2012	$441,979	$35,580	$121,898	$328,191	$46,241	$25,217	$999,106
As at May 31, 2013	$523,265	$29,154	$91,427	$257,829	$44,453	$55,211	$1,001,339

Avalon Rare Metals Inc.	Page 21

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months and Nine Months ended May 31, 2013
(unaudited)

8.	Share Capital

a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

b)	Common Shares Issued and Outstanding:

	Number	Amount

Balance - September 1, 2011	102,617,912	$146,244,597
Issued pursuant to:
other arrangement (i)	10,000	14,800
exercise of warrants	64,991	223,081
exercise of options	855,000	2,281,085
exercise of brokers’ compensation warrants	74,083	282,108

Balance – August 31, 2012	103,621,986	$149,045,671
Issued pursuant to exercise of options	175,000	334,053

Balance – May 31, 2013	103,796,986	$149,379,724

i)	During the year ended August 31, 2012, pursuant to the Accommodation Agreement described in note 6(a), the Company issued an aggregate of 10,000 common shares of the Company and agreed to grant an aggregate of 50,000 non-transferrable common share purchase warrants of the Company to the DKFN. The common shares are subject to certain statutory restrictions on resale, as well as contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Project. As at May 31, 2013, the Company has issued 10,000 warrants with an exercise price of $1.48 per share to the DKFN with an expiry date of August 9, 2017. The remaining 40,000 warrants will be issued in four installments of 10,000 warrants per year over the next four years on the anniversary of the effective date (July 31, 2012) of the Accommodation Agreement. These warrants will have a term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

The fair value of the 10,000 warrants was estimated at $10,057 using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.38%; expected life of 5.0 years; and expected volatility of 87%.

The fair values of the common shares and warrants totaling $24,857 have been capitalized as part of the exploration and evaluation costs for the Nechalacho REE Project.

Avalon Rare Metals Inc.	Page 22

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months and Nine Months ended May 31, 2013
(unaudited)

8.	Share Capital (continued)

c)	Warrants

The following table reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective periods:

		Weighted
	Number	Average
	of Warrants	Exercise Price

Balance - September 1, 2011	3,917,583	$3.60
Issued pursuant to Accommodation Agreement (b(i))	10,000	1.48
Issued upon exercise of brokers’ compensation warrants	37,041	3.05
Exercised	(64,991)	3.05
Expired	(3,889,633)	3.60

Balance – August 31, 2012 and May 31, 2013	10,000	$1.48

d)	Stock Option Plan

The shareholders have approved a Stock Option Plan (the “Plan”) that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase common shares of the Company at a price equal to or greater than the closing price of the shares on either the trading day prior to the grant or the day of the grant. The options generally vest over a period of one to four years, and generally have a term of two to five years (but can have a maximum term of 10 years).

The following table reconciles the stock options outstanding at the beginning and end of the respective periods:

		Weighted
	Number	Average
	of Options	Exercise Price

Balance – September 1, 2011	6,305,250	$3.38
Granted	3,150,000	2.44
Exercised	(855,000)	1.54
Expired	(100,000)	2.08
Cancelled	(500,000)	3.62

Balance - August 31, 2012	8,000,250	$3.21
Granted	1,680,000	1.47
Exercised	(175,000)	1.20
Expired	(625,000)	2.14
Cancelled	(745,000)	6.07

Balance – May 31, 2013	8,135,250	$2.71

As at May 31, 2013, there were 4,200,250 options vested (August 31, 2012 – 3,812,750) with the average exercise price of $2.94 (August 31, 2012 - $3.13).

Avalon Rare Metals Inc.	Page 23

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months and Nine Months ended May 31, 2013
(unaudited)

8.	Share Capital (continued)

The estimated fair value of options earned during the nine months ended May 31, 2013 was $2,071,192 (2012 - $5,176,357), of which $559,933 (2012 - $Nil) was capitalized as exploration and evaluation assets, $7,852 (2012 - $Nil) was charged to operations as general exploration expenses with the balance of $1,503,407 (2012 - $5,176,357) charged to operations as share based compensation expense.

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including expected life of the option award and share price volatility. The expected life of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. Expected volatility is based on the historic volatility of the Company’s shares. These assumptions involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest.

The weighted average assumptions for grants during the nine months ended May 31, 2013 and the year ended August 31, 2012 are as follows:

	May 31,	August 31,
	2013	2012

Exercise price	$1.47	$2.44
Closing market price on day preceding date of grant	$1.47	$2.44
Risk-free interest rate	1.23%	1.16%
Expected life (years)	3.9	3.4
Expected volatility	86%	88%
Expected dividend yield	Nil	Nil
Grant date fair value	$0. 90	$1.43

The following table summarizes information concerning outstanding and exercisable options as at May 31, 2013:

			Weighted Average
	Number of Options		Remaining
Option Price Range	Outstanding	Exercisable	Contractual Life

$8.00 - $8.99	325,000	306,250	2.9 years
$7.00 - $7.99	400,000	100,000	3.0 years
$4.00 - $4.99	700,000	512,500	3.0 years
$3.00 - $3.99	775,000	450,000	3.0 years
$2.00 - $2.99	2,100,250	1,400,250	2.3 years
$1.00 - $1.99	3,210,000	931,250	2.5 years
< $1.00	625,000	500,000	1.1 years

	8,135,250	4,200,250

Avalon Rare Metals Inc.	Page 24

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months and Nine Months ended May 31, 2013
(unaudited)

8.	Share Capital (continued)

e)	Brokers’ Compensation Warrants

The following table summarizes information concerning outstanding and exercisable Brokers’ Compensation Warrants as at August 31, 2012 and May 31, 2013:

	Number of	Weighted
	Compensation	Average
	Warrants	Exercise Price

Balance - September 1, 2011	74,083	$2.50
Exercised	(74,083)	2.50

Balance – August 31, 2012 and May 31, 2013	-	-

9.	Site Closure and Reclamation Costs

A summary of the changes in the accrued site closure and reclamation costs is set out below:

	May 31, 2013	August 31, 2012

Balance - beginning of period	$103,600	$-
Increase in provision for site closure and reclamation costs	61,000	103,600

Balance – end of period	$164,600	$103,600

As at May 31, 2013, the current estimated closure costs to reclaim the Company’s Nechalacho exploration camp site at Thor Lake and the Warren Township exploration site are $151,000 and $13,600 respectively. The closure costs for the Thor Lake camp site are expected to be incurred over the years of 2036 and 2037. The expected undiscounted future cash flow is estimated to be $307,000 for Thor Lake, assuming an annual inflation rate of 3%.

10.	Capital Disclosures

Capital of the Company consists of the components of shareholders’ equity.

The Company’s objectives when managing capital are as follows:

(i)	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern;
(ii)	to raise sufficient capital to finance its exploration and development activities on its Nechalacho REE Project; and
(iii)	to raise sufficient capital to meet its general and administrative expenditures, and to explore and develop its other resource properties.

The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in light of changes in general economic conditions, the Company’s short term working capital requirements, and its planned exploration and development program expenditure requirements.

As the Company is in the development stage, its principal source of capital is from the issuance of common shares. In order to achieve its objectives, the Company expects to spend its existing working capital and raise additional funds as required.

Avalon Rare Metals Inc.	Page 25

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months and Nine Months ended May 31, 2013
(unaudited)

10.	Capital Disclosures (continued)

The Company does not have any externally imposed capital requirements and there were no changes to the Company’s approach to capital management during the nine months ended May 31, 2013.

11.	Related Party Transactions

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

a)	Trading transactions

i)	During the nine months ended May 31, 2013 the Company incurred consulting fees of $Nil (May 31, 2012 - $12,000) with an officer;

ii)	During the nine months ended May 31, 2013 the Company incurred consulting fees of $Nil (May 31, 2012 - $35,500) with a person who is related to an officer and director, which were capitalized as exploration and evaluation assets;

iii)	During the nine months ended May 31, 2013 the Company incurred consulting fees of $3,563 (May 31, 2012 - $11,180) with a person who is related to an officer, which were capitalized as exploration and evaluation assets;

These expenses have been measured at their exchange value, being the amounts negotiated and agreed to by the parties to the transactions.

b)	Compensation of key management

The remuneration of directors and other members of key management personnel during the nine months ended May 31, 2013 and May 31, 2012:

	May 31, 2013	May 31, 2012

Salaries, benefits and directors’ fees	$2,716,699	$2,172,932
Share based compensation(1)	1,488,838	4,699,172

	$4,205,537	$6,872,104

(1)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

12.	Financial Instruments

IFRS 7 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

Avalon Rare Metals Inc.	Page 26

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months and Nine Months ended May 31, 2013
(unaudited)

12.	Financial Instruments (continued)

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As at May 31, 2013, the Company’s Cash and Cash Equivalents are categorized as Level 1 measurement. Fair value of other financial assets is determined based on transaction value and is categorized as Level 1 measurement. Fair value of Trade and other payables are determined from transaction values that are not based on observable market data. Fair values of these financial instruments are based on Level 3 measurements.

Fair Values

Except as disclosed elsewhere in these financial statements, the carrying amounts for the Company’s financial instruments approximate their fair values because of the short-term nature of these items.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at May 31, 2013. The Company’s cash and cash equivalents are either on deposit with two highly rated banking groups in Canada or invested in bankers acceptance notes or guaranteed investment certificates issued by two highly rated Canadian banking groups. The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable and Investment Tax Credits receivable and are therefore not subject to significant credit risk.

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a planning and budgeting process to assist in determining the funds required to support the Company’s normal operating requirements on an ongoing basis and its plans for exploration and development expenditures. The Company ensures that there are sufficient funds to meet its short-term requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at May 31, 2013, the Company has current assets of $16,250,922 and current liabilities of $2,740,638. All of the Company’s current financial liabilities and receivables have contractual maturities of less than 120 days and are subject to normal trade terms. Current working capital of the Company is $13,510,284.

Market risk

(i)	Interest rate risk

The Company has significant cash and cash equivalents balances and it has no interest-bearing debt. The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers acceptance notes, treasury bills and GICs. These short term money market investments are subject to interest rate fluctuations.

(ii)	Foreign currency risk

The Company’s functional currency is primarily the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars. As at May 31, 2013, the Company had cash held in bank accounts of US$60,985 and accounts payable of US$58,991 denominated in US currency.

Avalon Rare Metals Inc.	Page 27

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months and Nine Months ended May 31, 2013
(unaudited)

12.	Financial Instruments (continued)

(iii)	Price risk

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control. The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Company’s ability to raise equity financing for its long term working capital requirements.

Sensitivity analysis

Based on management’s knowledge and experiences of the financial markets, the Company’s management believes the following movements are “reasonably possible” over a three month period.

As at May 31, 2013, approximately 86% of the Company’s cash and cash equivalents is at fixed interest rates for the next eight months and is not subject to interest rate fluctuations within the next eight months. The balance of the Company’s cash and cash equivalents are subject to interest rate fluctuations. Sensitivity to a plus or minus 25 basis points change in rates would not have any significant effect on the Company’s net loss over a three month or nine month period.

The Company had cash of US$60,985 in cash and accounts payable of US$58,991 denominated in US currency as at May 31, 2013 and its anticipated expenditures transacted in US dollars for the next three months and nine months periods are approximately US$250,000 and $595,000 respectively. If the Canadian dollar weakens (or strengthens) 5% against the US dollar with other variables held constant, the Company’s expenditures would decrease (or increase) by approximately $13,000 over a three month period and decrease (or increase) by approximately $31,000 over the nine month period.

13.	Supplemental Cash Flow Information

Non-cash financing and investing transactions not reflected in the Consolidated Statements of Cash Flows for the nine months ended May 31, 2013 and May 31, 2012 are as follows:

	May 31, 2013	May 31, 2012

Share based compensation capitalized as exploration and evaluation assets	$559,933	$-

14.	Subsequent Events

Subsequent to the nine months ended May 31, 2013, the Company;

a)	granted an aggregate of 560,000 stock options with a weighted average exercise price of $0.81 per share to certain employees and a consultant of the Company. The weighted average contract life of these options was 4.2 years;

b)	cancelled 25,000 stock options with an exercise price of $2.84 per share; and

c)	issued 10,000 share purchase warrants with an exercise price of $0.75 per share to the DKFN pursuant to the Accommodation Agreement. These warrants will expire on July 31, 2018.

Avalon Rare Metals Inc.	Page 28